                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13-d-2(a)


                               (Amendment No. 2)


                                 INPRIMIS, INC.
                                 --------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                    237921200
                                   -----------
                                 (CUSIP Number)

                     Jonathan New, Chief Operating Officer
                              Ener1 Holdings, Inc.
                     500 West Cypress Creek Rd., Suite 770
                           Fort Lauderdale, FL 33309
                             Tel. No. (954)202-4442
         -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 MARCH 15, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     ENER1 HOLDINGS, INC.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY

    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4

            WC
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            FLORIDA
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        47,126,416
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          0
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                    9
                                           47,126,416
                                    -------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     10
                                           0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11

            47,126,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     Z-N LLC
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                  (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
            AF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            CALIFORNIA
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          47,126,416
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           0
                                    --------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                    10
                                           47,126,416
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            47,126,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     MIKE ZOI
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                  (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
            AF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            UNITED STATES
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          47,126,416
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           0
                                    --------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                    10
                                           47,126,416
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            47,126,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     PETER NOVAK
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
            AF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            BELGIUM
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          47,126,416
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           0
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           47,126,416
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            47,126,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 6 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Bzinfin S.A.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
            AF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          47,126,416
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           0
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           47,126,416
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            47,126,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 7 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     BORIS ZINGAREVITCH
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
            AF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            RUSSIA
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        200,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          47,126,416
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           200,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           47,126,416
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            47,326,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 8 OF 12 PAGES
--------------------------------------------------------------------------------




The reporting persons identified on pages 2 through 7 to this Amendment No. 2 to Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement amends the Schedule 13D filed by the Reporting Persons dated January 3, 2002, as amended and superceeded in its entirety by Amendment No. 1 to
Schedule 13D, dated January 3, 2002 the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.


ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended to add the following as the penultimate paragraph to Item 2:

Messrs. Zoi, Novak and Zingarevitch were each appointed as directors of the Issuer on February 28, 2002.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 to the Original Schedule 13D is hereby amended in its entirety as follows:

On January 3, 2002 (the "Acquisition Date"), a total of 47,126,416 shares of Common Stock (the "Shares") became beneficially owned by the Reporting Persons in exchange for $1,200,000 in cash (the "Original Purchase Price"), payable by Ener1 to the Issuer, and a convertible promissory note made by the Issuer and payable to Ener1 in the principal amount of $481,785 (the "Convertible Note"). Of the Shares, 12,500,001 shares of Common Stock were issued by the Issuer to Ener1 on the Acquisition Date (the "Initial Shares") and the remaining 34,626,415 shares of Common Stock (the "Remaining Shares") were to be issued by the Issuer to Ener1 upon (1) the automatic conversion of the Convertible Note into 18,917,597 shares of Common Stock and (2) the release from escrow of 15,708,821 shares of Common Stock, each such event to take place upon the approval by the shareholders of the Issuer of an increase in the number of authorized shares of Common Stock sufficient for the issuance of the Remaining Shares (the "Share Increase").

On February 22, 2002, the Original Purchase Price was reduced by $200,000 to $1,000,000 (the "Adjusted Purchase Price") because the Issuer did not meet certain stockholder equity targets for December 31, 2001. The $200,000 by which the Original Purchase Price was reduced was loaned to the Issuer by Ener1 and is payable to Ener1 on February 21, 2003. Attached hereto as Exhibit 6 is a copy of the Term Note evidencing such loan.

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 9 OF 12 PAGES
--------------------------------------------------------------------------------




On March 11, 2002, the Issuer amended its Articles of Incorporation to increase the number of authorized shares of Common Stock to provide for the issuance of the Remaining Shares, and the Remaining Shares were issued on March 15, 2002 (the "Subsequent Issuance Date"). Attached hereto as Exhibit 7 is a copy of the Issuer's Articles of Amendment as filed with the Secretary of State of the State of Florida.

Of the Adjusted Purchase Price, $680,000 was paid to the Issuer on the Acquisition Date, and $200,000 was paid to the Issuer out of escrow on the Subsequent Issuance Date. $120,000 of the Adjusted Purchase Price will remain in escrow until April 4, 2002 as a holdback of part of the Adjusted Purchase Price for any breach by the Issuer of any of its representations, warranties or covenants made in the Securities Purchase Agreement. The source of the $1,000,000 was the working capital of Ener1.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 to the Original Schedule 13D is hereby amended in its entirety as follows:

The purpose of the purchase of the Shares by Ener1 is to provide Ener1 with control of the Issuer. As a result of that control, Ener1 will have the ability to appoint a majority of the members of the Board of Directors of the Issuer (the "Board"), and the ability to control the vote of the Board on any matters coming before it. On February 28, 2002, Messrs. Zoi, Novak and Zingarevitch were each appointed as directors of the Issuer.

Except as discussed in this Item 4, none of the Reporting Persons, or to their knowledge, any other persons named in Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through 4(j) of Schedule 13D.

Depending upon a variety of factors, including, without limitation, current and nticipated future trading prices of the Issuer's Common Stock, changes to the financial condition, results of operation and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional shares of Common Stock or sell all or part of the Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

Depending upon the foregoing factors and possibly other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or the Shares. The foregoing is subject to change at any time.

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 10 OF 12 PAGES
--------------------------------------------------------------------------------



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Original Schedule 13D is hereby amended in its entirety as follows:

(a) Ener1 beneficially owns 47,126,416 shares of Common Stock, representing 80.0% of the outstanding common stock of the Issuer. Ener1 disclaims beneficial ownership of any shares of Common Stock directly owned by any of the other Reporting Persons or other persons named in Item 2 above, specifically including the 200,000 shares of Common Stock directly owned by Mr. Zingarevitch.

As beneficial owners of Ener1, each of Z-N, Bzinfin, Mr. Zoi and Mr. Novak may be deemed to beneficially own 47,126,416 shares of Common Stock, representing 80.0% of the outstanding common stock of the Issuer. Each of Z-N, Bzinfin, Mr. Zoi and Mr. Novak disclaims beneficial ownership of any shares of Common Stock directly owned by any of the other Reporting Persons (except Ener1) or other persons named in Item 2 above, specifically including the 200,000 shares of Common Stock directly owned by Mr. Zingarevitch.

     As a beneficial owner of Ener1 and a direct owner of 200,000 shares of Common Stock, Mr. Zingarevitch may be deemed to beneficially own 47,326,416 shares of Common Stock, representing 80.3% of the outstanding common stock of the Issuer. Mr. Zingarevitch disclaims beneficial ownership of any shares of Common Stock directly owned by any of the other Reporting Persons (except Ener1) or other persons named in Item 2 above.

Jonathan New, an executive officer of Ener1, beneficially owns 3,000 shares of Common Stock.

(b) Ener1 has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the 47,126,416 shares of Common Stock directly owned by it. Each of the Reporting Persons other than Ener1 has shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 47,126,416 shares of Common Stock deemed to be beneficially owned by each such Reporting Person. Mr. Zingarevitch has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 200,000 shares of Common Stock which he directly owns. Mr. New has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 3,000 shares of Common Stock which he directly owns.

(c) On March 15, 2002, the Issuer issued to Ener1 the Remaining Shares as described in Item 3 and Item 6 of this Statement.

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 11 OF 12 PAGES
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The following two paragraphs should be inserted immediately after the fourth paragraph of Item 6 to the Original Schedule 13D:

         On February 22, 2002, the Original Purchase Price was reduced by $200,000 to $1,000,000, because the Issuer did not meet certain stockholder equity targets for December 31, 2001. The $200,000 by which the Original Purchase Price was reduced was loaned to the Issuer by Ener1 and is payable on February 21, 2003.

         On March 11, 2002, the Issuer amended its Articles of Incorporation to increase the number of authorized shares of common stock to provide for the issuance of the Remaining Shares and the Remaining Shares were issued on March 15, 2002 (the "Subsequent Issuance Date").

         The last paragraph of Item 6 to the Original Schedule 13D is hereby amended in its entirety as follows:

         As a result of the completion of the transactions contemplated by the Securities Purchase Agreement, the Subordinated Convertible Promissory Note and the Escrow Agreement (except for the release of the remaining $120,000 to be held in escrow until April 4, 2002, as described in Item 3 above), Ener1 owns an aggregate of 47,126,416 shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1.        Joint Filing Agreement*

         Exhibit 2.        Securities Purchase Agreement*

         Exhibit 3.        Subordinated Convertible Promissory Note*

         Exhibit 4.        Escrow Agreement*

         Exhibit 5.        Form of Letter Agreement with Option Holders*

         Exhibit 6.        Term Note

         Exhibit 7.        Articles of Amendment

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                 PAGE 12 OF 12 PAGES
--------------------------------------------------------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2002                        ENER1 HOLDINGS, INC., a Florida
                                             corporation

                                             By: /s/ MIKE ZOI
                                                -------------------------------
                                             Mike Zoi
                                             President


Dated: March 22, 2002                        /s/ MIKE ZOI
                                             ----------------------------------
                                             MIKE ZOI


Dated: March 22, 2002                        /s/ PETER NOVAK
                                             ----------------------------------
                                             PETER NOVAK



Dated: March 22, 2002                        Z-N LLC

                                         By: /s/ MIKE ZOI
                                             ----------------------------------
                                             MIKE ZOI
                                             Director


Dated: March 22, 2002                        Bzinfin, S.A.

                                             /s/ BORIS ZINGAREVITCH
                                         By: ----------------------------------
                                             BORIS ZINGAREVITCH
                                             Chairman


Dated: March 22, 2002                        /s/ BORIS ZINGAREVITCH
                                             ----------------------------------
                                             BORIS ZINGAREVITCH

                                    TERM NOTE

$200,000                                                    Boca Raton, Florida
                                                              February 22, 2002


         FOR VALUE RECEIVED, the undersigned, Inprimis, Inc., a Florida corporation (the "MAKER"), hereby promises to pay to Ener1 Holdings, Inc. ("Ener1") or its assigns (collectively, the "HOLDER"), the principal sum of Two Hundred Thousand Dollars ($200,000.00) on February 22, 2003, at the address of Holder as set forth in this Note, or at such other place as from time to time may be designated by Holder.

         The unpaid principal amount from time to time outstanding hereunder shall bear interest from the date of this Note at the rate of 12% per annum, compounded quarterly: (a) before maturity and (b) after maturity, whether by acceleration or otherwise, until paid at a rate equal to the lesser of 18% and the highest rate then permitted by applicable law.

         It is the intent of the Maker and Holder that in no event shall the amount of interest due or payment in the nature of interest payable hereunder exceed the maximum rate of interest allowed by applicable law, as amended from time to time, and in the event any such payment is paid by the undersigned or otherwise received by Holder, then such excess sum shall be credited as a prepayment of principal, if applicable, or returned to Maker forthwith.

         Payments of both principal and interest are to be made in immediately available funds in lawful money of the United States of America.

         If (a) Maker or any affiliate of Maker (other than Ener1) shall default in payment of any debt or other monetary obligation to Ener1 or (b) Maker becomes insolvent or is the subject of a voluntary or involuntary proceeding in bankruptcy or a reorganization, arrangement or creditor composition proceeding, ceases doing business as a going concern or is the subject of a dissolution, then, in the case of either (a) or (b), above, all principal and interest outstanding under this Note shall automatically and without further action become fully due and payable as of the date of occurrence of any of the foregoing events.

         It shall be a default under this Note if any principal, interest or other sum due Holder hereunder is not paid within five (5) days immediately following the due date such payment becomes due. A late charge of five percent (5%) of any payment required hereunder shall be imposed on each and every payment, including the final payment due hereunder, not received by Holder within five (5) days after the day such payment is due. The late charge is not a penalty, but liquidated damages to defray administrative and related expenses due to such late payment. The late charge shall be immediately due and payable and shall be paid by Maker to Holder without notice or demand. This provision for a late charge is not and shall not be deemed a grace period, and Holder has no obligation to accept a late payment. The acceptance of a late payment shall not constitute a waiver of any default then existing or thereafter arising in this Note. Further, Holder 's failure to collect a late charge at any time shall not constitute a waiver of Holder's right to thereafter, at any time and from time to time (including, without limitation, upon acceleration of the Note) or upon payment in full of the Note), collect such previously uncollected late charges or to collect subsequently accruing late charges.

         The undersigned agrees to pay or reimburse the Holder hereof for all costs and expenses of preparing, seeking advice in regard to, enforcing, and preserving its rights under this Note or any document or instrument executed in connection herewith (including reasonable attorneys' fees and costs and reasonable time charges of attorneys who may be employees of the Holder, whether in or out of court, in original or appellate proceedings or in bankruptcy).

         The undersigned, any endorsers, sureties, guarantors and all others who are, or may become, liable for the payment hereof severally: (a) waive diligence in collecting the bringing of suit against any other party, presentment for payment, demand, notice of demand, notice of non-payment or dishonor, protest and notice of protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, (b) consent to all extensions of time, renewals, postponements of time of payment of this Note or other modifications hereof from time to time prior to or after the maturity date hereof, whether by acceleration or in due course, without notice, consent or consideration to any of the foregoing, and
(c) agree that, notwithstanding the occurrence of any of the foregoing (except by the express written release by Holder of any such person), the undersigned shall be and remain directly and primarily liable for all sums due under this Note.

         This Note shall be construed, interpreted, enforced and governed by and in accordance with the laws of the State of Florida (excluding the principles thereof governing conflicts of law), and federal law, in the event that federal law permits a higher rate of interest than Florida law. Maker, and any endorsers, sureties, guarantors and all others who are, or who may become, liable for the payment hereof severally, irrevocably and unconditionally (a) agree that any suit, action, or other legal proceeding arising out of or relating to this Note may be brought, at the option of the Holder, in a federal or state court situated in Palm Beach County, Florida or Miami-Dade County, Florida or in any other court of competent jurisdiction; (b) consent to the jurisdiction of each such court in any such suit, action or proceeding; and (c) waive any objection which it or they may have to the laying of venue of any such suit, action, or proceeding in any of such courts.

         Time is of the essence in this Note.

         If any provision or portion of this Note is declared or found by a court of competent jurisdiction to be unenforceable or null and void, such provision or portion thereof shall be deemed stricken and severed from this Note, and the remaining provisions and portions thereof shall continue in full force and effect.

         This Note may not be amended, extended, renewed or modified nor shall any waiver of any provision hereof be effective, except by an instrument in writing executed by an authorized officer of Holder. Any waiver of any provision hereof shall be effective only in the specific instance and for the specific purpose for which given. This Note may not be amended, extended, renewed or modified except by an instrument in writing executed by an authorized officer of Maker.

         Maker shall be responsible for the payment of all documentary stamp taxes in connection with the issuance of this note.

         MAKER HEREBY KNOWINGLY, IRREVOCABLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM BASED ON THIS NOTE, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE. THIS PROVISION IS A MATERIAL INDUCEMENT FOR ENER1 ENTERING INTO THE SUBJECT LOAN TRANSACTION.

                              {SIGNATURE TO FOLLOW}

         IN WITNESS WHEREOF, the undersigned has executed this Term Note as of the date first above written.

                                        MAKER:

                                        INPRIMIS, INC.

                                        By: /s/ R. Michael Brewer
                                           ------------------------------------
                                        Its: Chief Financial Officer
                                            -----------------------------------

                              ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                                       OF
                                 INPRIMIS, INC.
                              A FLORIDA CORPORATION

         Pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, the undersigned Corporation adopts the following Articles of Amendment to its Articles of Incorporation:

         1. The name of the Corporation is INPRIMIS, INC. (hereinafter called the "Corporation").

         2. Article IV(a) of the Corporation's Articles of Incorporation is hereby deleted and a new subsection (a) in Article IV is inserted in its place, as follows:

                  (a) THE TOTAL NUMBER OF SHARES OF CAPITAL STOCK AUTHORIZED TO BE ISSUED BY THIS CORPORATION SHALL BE:

                  200,000,000 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "COMMON STOCK"); AND

                  5,000,000 SHARES OF PREFERRED STOCK, PAR VALUE $0.01 PER SHARE (THE "PREFERRED STOCK").

         3. Except as hereby amended, the Articles of Incorporation of the Corporation shall remain the same.

         4. The amendment made herein to the Articles of Incorporation of the Corporation was recommended to the shareholders by the Board of Directors and approved by the written consent of shareholders holding a majority of the shares entitled to vote on this matter on February 15, 2002, pursuant to Sections 607.0704 of the Florida Business Corporation Act, which consent was sufficient for approval of the Amendment.

         5.       The effective date of this Amendment shall be March 11, 2002.

         IN WITNESS WHEREOF, the undersigned President of the Corporation has executed the foregoing Articles of Amendment, this 11th day of March, 2002.



                                         /s/ Eduard Will
                                         ---------------------------------------
                                                Eduard Will, President